UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO

SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                    to

Commission file number 001-32749

A.            Full title of the plan and the address of the plan, if different from that of the issuer named  below:

Fresenius Medical Care North America 401(k) Savings Plan

920 Winter Street

Waltham, MA 02451-1457

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Fresenius Medical Care AG & Co. KGaA

Else-Kröner Straße 1

61352 Bad Homburg, v.d. H. Germany

FRESENIUS MEDICAL CARE

NORTH AMERICA 401(k) SAVINGS PLAN

FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2020 and 2019

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

AND REPORT OF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Fresenius Medical Care North America 401(k) Savings Plan (the “Plan”) is subject to the Employer Retirement Income Security Act of 1974 (“ERISA”).  Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedule have been prepared in accordance with the financial reporting requirements of ERISA.

The following financial statements and schedule are filed as a part of this Annual Report on Form 11-K:

INDEX

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1-2

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2020 and 2019	3

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2020	4

Notes to Financial Statements	5-22

SUPPLEMENTAL SCHEDULE*:

Schedule of Assets (Held at End of Year) as of December 31, 2020	23

SIGNATURES:

Signatures	24

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Exhibit Index	25

Exhibit 23.1 - Consent of WithumSmith+Brown, PC	26

*- Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of

Fresenius Medical Care North America 401(k) Savings Plan

Opinion to the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Fresenius Medical Care North America 401(k) Savings Plan (the “Plan”) as of December 31, 2020 and 2019, and the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes and schedules (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the Plan’s financial statements as a whole.

/s/ WithumSmith +Brown, PC

We have served as the Plan’s auditor since 1999.

Princeton, New Jersey

June 28, 2021

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2020 AND 2019

	2020	2019
ASSETS:
Participant directed investments, at fair value	$2,589,879,133	$2,276,295,286
Stable value investment at contract value	716,830,615	619,765,461
Cash	—	190,474
Interest and dividends receivable	16	1,645
Contributions receivable - employer	76,930,405	66,934,338
Contributions receivable - participant	7,746,696	—
Notes receivable from participants	106,445,616	93,092,474

Total assets	3,497,832,481	3,056,279,678

LIABILITIES:
Payable for securities purchased	360,873	314,089
Accrued administrative expenses	627,241	610,038
Total liabilities	988,114	924,127

NET ASSETS AVAILABLE FOR BENEFITS	$3,496,844,367	$3,055,355,551

See accompanying notes to financial statements.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2020

ADDITIONS:

Participant contributions -
Salary deferrals	$242,262,676
Rollovers	16,655,950
Employer contributions -
Matching	76,231,418
Defined contribution	698,987
Interest income on notes receivable from participants	5,812,268
Dividend and interest income	23,040,177
Net appreciation in value of investments	358,458,295

Total additions	723,159,771

DEDUCTIONS:

Benefits paid to participants	280,083,464
Administrative expenses	3,027,744

Total deductions	283,111,208

NET ADDITIONS BEFORE TRANSFERS	440,048,563

TRANSFERS IN FROM OTHER PLANS	1,440,253

NET ADDITIONS	441,488,816

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	3,055,355,551

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$3,496,844,367

See accompanying notes to financial statements.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.                          DESCRIPTION OF THE PLAN

Organization - Fresenius Medical Care North America 401(k) Savings Plan (the “Plan”) is sponsored by National Medical Care, Inc. d/b/a Fresenius Medical Care North America (“NMC” and, together with certain entities owned, controlled or under common control with NMC, the “Company”) for the benefit of the employees of the Company. NMC is an indirect, wholly-owned subsidiary of Fresenius Medical Care AG & Co. KGaA, a German partnership limited by shares (“Fresenius Medical Care AG & Co. KGaA”).  The Company is a provider of dialysis products and services.

The administration of the Plan is the responsibility of the Administrative Committee, which is appointed by NMC’s Board of Directors. In 2020 and 2019, Wells Fargo’s Institutional Retirement and Trust business, which was operated by Wells Fargo Bank,  N.A. (“Wells Fargo”), was the trustee and recordkeeper of the Plan. On April 9, 2019, Wells Fargo announced that it entered into an agreement with a subsidiary of Principal Financial Group (“Principal”) to sell certain assets and liabilities of its Institutional Retirement & Trust business. Following closing of the transaction, Wells Fargo continued as trustee and recordkeeper of the Plan under a transition service agreement with Principal. On June 22, 2021, Delaware Charter Guarantee & Trust Company dba Principal Trust Company and Principal Life Insurance Company replaced Wells Fargo as trustee and recordkeeper, respectively, of the Plan.  Each of these companies are wholly-owned subsidiaries of Principal, successor to certain assets and liabilities of the Institutional Retirement & Trust business of Wells Fargo.

The following description of the Plan provides only general information. Special provisions may apply for certain participants who joined the Plan pursuant to Company acquisitions.  Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan covering substantially all employees meeting the eligibility requirements of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). A summary description of the Plan is available from the Plan administrator.

Eligibility - An employee becomes eligible for participation in the Plan on the first day of the month following the completion of ninety days of service, subject to further limitations, as described in the Plan document. Temporary employees become eligible to make elective contributions beginning the first of the month after completing one year of eligibility service. One year of eligibility of service is earned by completing at least 900 hours of service.

Company Match - An employee becomes eligible for company matching contributions the first of the month following ninety days of service.

Participant Accounts - Each participant’s account is credited with the participant’s and Company’s contributions and allocations of Plan earnings. Participant and employer contributions are invested as directed by the participants into one or more designated investment options offered by the Plan. Additionally, participants have the option to establish a plan level brokerage account which provides the opportunity to invest in a wide array of securities. Participants may change their investment selections at any time. Allocations of Plan earnings are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.                          DESCRIPTION OF THE PLAN (continued)

Participant and Company Matching Contributions - Each participant may contribute from 1% to 75% of his or her eligible earnings on a pre-tax basis, subject to certain IRS limitations. Participating employees age 50 and above may elect to make “catch-up” pre-tax contributions to the Plan above the Plan maximums. The maximum additional “Catch Up” contribution was $6,500 for 2020. The Company makes matching contributions to the Plan at an amount equal to 50% of the first 6% of eligible employee earnings, subject to certain limitations. Company matching contributions commence for participants who have completed ninety days of service. Company matching contributions are funded on an annual basis. Participants who are not employed by the Company at the end of the Plan year (December 31) are not eligible for the matching contribution.

Participants are at all times 100% vested to the extent of their own contributions and related earnings. Participants terminated prior to January 1, 2007 vest in the employer matching contributions according to the vesting schedule in effect at the time of termination. Active participants since January 1, 2007 vest in the employer matching contributions according to the following schedule:

Period of Service	Percentage Vested
Less than 1 year	0%
1 but less than 2 years	20%
2 but less than 3 years	40%
3 but less than 4 years	60%
4 but less than 5 years	80%
5 years or more	100%

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.                          DESCRIPTION OF THE PLAN (continued)

Company Profit Sharing - The Company may make discretionary profit sharing contributions to the Plan for the benefit of all eligible participants. Employees who have completed ninety days of service for the plan year for which the contribution relates and are employed by the Company on the last day of the plan year for which the contribution relates are eligible to participate in this component of the Plan. Any discretionary profit sharing contributions are immediately 100% vested and are allocated to eligible participants based on compensation, with participants having ten years or more of service as of January 1, 2002 entitled to a higher profit sharing allocation. There was no profit sharing contribution made to the Plan in 2020.

Forfeitures - At December 31, 2020 and 2019, forfeited account balances totaled $2,279,252 and $1,320,108 respectively. Forfeitures are used to reduce Company contributions and/or offset administrative expenses of the Plan. In January 2021, the Company used $1,816,040 of the forfeited account balance to reduce Company matching contributions for 2020 that were funded in 2021. In January 2020, the Company used $994,291 of forfeited account balances to reduce Company matching contributions for 2019 that were funded in 2020.

Defined Contribution - The Company makes payments to the Plan referred to as a “defined contribution” for the benefit of all eligible participants. Employees satisfying all of the following requirements are eligible to participate in this component of the Plan: (i) the employee was employed by the Company as of March 9, 2002; (ii) the employee was a participant in the Fresenius Medical Care North America Retirement Plan (“Pension Plan”) on March 9, 2002, and (iii) the employee had completed ten years of benefit service as of March 9, 2002. Employees eligible to participate will only receive a defined contribution allocation for a given plan year after the completion of 15 years of benefit service as long as the employee is employed by the Company on the last day of the plan year for which the contribution relates.  Eligible participants are immediately 100% vested in such contributions.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.                          DESCRIPTION OF THE PLAN (continued)

The amount of the defined contribution for each eligible participant is actuarially determined and is principally based on the participant’s length of service, level of compensation, projected benefit from the Pension Plan, and the projected benefit from the profit sharing component of this Plan. Certain actuarial assumptions related to annual compensation percentage increases, annual investment returns and anticipated profit sharing funding levels are made in determining the defined contribution funding amounts.

Distributions - At termination of employment, the participant is entitled to withdraw his or her vested account balance from the Plan. Any remaining unpaid loan balances at termination of employment are treated as distributions. Terminated employees with account balances of less than $5,000 must withdraw their account balances from the Plan.  Terminated employees with participant account balances greater than $5,000 may elect to defer receiving distributions from the Plan until age 72. The Plan allows any participants with account balances greater than $5,000 to elect payouts in the form of an annuity over a period not to exceed 25 years. In certain instances, prior to termination, participants who suffer a hardship may (subject to approval by the Administrative Committee and in compliance with ERISA) request a withdrawal from their account balance. In addition, plan participants are eligible to take in service distributions at age 59 ½. During 2020, the Plan operated in conformity with distribution provisions set forth under the Coronavirus Aid, Relief and Economic Security (“CARES”) Act. Such provisions included the ability for participants to withdraw up to $100,000 penalty-free if the participant determined he or she was a qualified individual under the CARES Act. Participants were allowed to take such distributions March 27, 2020 through December 30, 2020.

Plan Termination - Although the Company expects to continue the Plan as a permanent, tax-deferred savings program for the exclusive benefit of Company employees, the continuance of the Plan is not assumed by the Company as a contractual obligation. The Company reserves the right to amend or terminate the Plan subject to the provisions set forth by ERISA. If the Company terminates the Plan, accounts will be valued as of the termination date and distributed in a lump sum payment to each participant subject to ERISA and/or other legal requirements that may exist at that time and in compliance with ERISA.  Affected plan participants will become 100% vested upon Plan termination.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

2.                          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting - The accompanying financial statements have been prepared using the accrual method of accounting under accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Investments - Investments are reported at fair value (except for fully benefit responsive contracts which are reported at contract value).  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 5 for discussion of fair value measurements.

As required under U.S. GAAP, the Plan’s investment in a stable value separate account with underlying investments in a fully benefit-responsive investment contract is presented in the statements of net assets available for benefits at contract value. The statement of changes in net assets available for benefits with respect to such contract is also presented on a contract value basis. Contract value represents contributions made, plus earnings, less participant withdrawals and is the relative measurement attributable to a fully benefit-responsive investment contract because contract value is the amount participants would ordinarily receive if they were to initiate permitted transactions under the terms of the Plan.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date.  Interest income is recorded on the accrual basis.

Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Participants may borrow from their vested accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. The loans are secured by the balance in the participant’s account. The originating loan interest rate, determined quarterly, is set at 2% above the prime rate, as defined. Principal and interest are paid ratably through monthly payroll deductions. During 2020, the Plan operated in conformity with loan provisions set forth under the CARES Act. Such provisions included the ability for participants to receive a loan of up to the lesser of $100,000 or 100% of the participant’s vested balance if the participant determined he or she was a qualified individual under the CARES Act. Participants were eligible to take such a loan for 180 days beginning March 27, 2020.

Payment of Benefits - Benefits are recorded when paid.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

2.                          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Administrative Expenses - Certain administrative costs of the Plan have been absorbed by the Company. In addition, certain investment related administrative expenses are reflected as a reduction in net investment income and are not readily determinable.

Estimates - The preparation of financial statements in conformity with U.S. GAAP requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

New Accounting Pronouncements - In August 2018, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2018-13, Disclosure Framework: Changes to the Disclosure Requirements for Fair Value Measurement. This update changes the disclosure requirements for fair value measurements by removing, adding, and modifying certain disclosures. ASU 2018-13 is effective for financial statements issued for annual periods beginning after December 15, 2019, and interim periods within those annual periods. The Company adopted the provisions in 2020. The adoption did not have a material impact on the Plan’s financial statements.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

3.                          PARTICIPANT INVESTMENT OPTIONS

The following table presents a description of the investment options and the fair value (or contract value as appropriate) of the investments of each fund option as of December 31:

	2020	2019
BlackRock Large Cap Blend Index Fund Option - This option invests in the Equity Index Fund F, a collective investment fund offered by BlackRock Institutional Trust Company N.A., that seeks to match the performance of the S&P 500® Index by investing in stocks that make up the index.	$697,424,914	$634,432,471

BlackRock Mid Cap Index Fund Option - This option invests in the Mid Capitalization Equity Index Fund F, a collective investment fund offered by BlackRock Institutional Trust Company N.A., that seeks to match the performance of the S&P 400® Index by investing in stocks that make up the index.	140,807,009	133,000,220

BlackRock Small Cap Index Fund Option - This option invests in the Russell 2000® Index Fund F, a collective investment fund offered by BlackRock Institutional Trust Company N.A., that seeks to match the performance of the Russell 2000® Index by investing in a diversified sample of stocks that make up the index.	154,841,847	142,186,076

BlackRock International Index Fund Option - This option invests in the BlackRock MSCI ACWI ex — U.S. Index Fund F, a collective investment fund offered by BlackRock Institutional Trust Company N.A., that seeks to match the performance of the MSCI ACWI ex — U.S. Index by investing in stocks that make up the index.	79,960,281	76,085,763

BlackRock U.S. Debt Index Fund Option - This option invests in the U.S. Debt Index Fund F, a collective investment fund offered by BlackRock Institutional Trust Company N.A., that seeks to match the performance of the Barclays Capital Aggregate Bond Index by investing in a diversified sample of the bonds that make up the index.	71,065,297	65,707,661

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

3.                          PARTICIPANT INVESTMENT OPTIONS (continued)

	2020	2019
BlackRock TIPS Index Fund Option - This option invests in the U.S. Treasury Inflation Protected Securities Fund F, a collective investment fund offered by BlackRock Institutional Trust Company N.A., that seeks to match the performance of the Barclays Capital U.S. TIPS Index by investing in some or all of the bonds that make up the index.	19,258,248	12,141,134

BlackRock Emerging Markets Index Fund Option - This fund invests in the Emerging Markets Index Non-Lendable Fund F, a collective investment fund offered by BlackRock Institutional Trust Company N.A., that seeks to match the performance of the MSCI Emerging Markets Index by investing in stocks that make up the index.	28,257,312	21,777,971

MassMutual Stable Value Separate Account Option - This option is designed to provide a stable rate of return, generated from performance of a Core Bond portfolio, that insulates the fund from daily fluctuations in the bond market. The fixed rate of return resets quarterly.	447,380,394	364,840,936

Target Date Retirement Funds Option - These options invest in a mix of the above underlying funds and are designed for Plan participants expecting to retire around the year indicated in the fund name. The asset allocation strategy of these options generally become increasingly conservative as the target retirement date approaches. The target date options are as follows:

Target Retirement Income Fund Option	33,431,795	32,317,019
Target Retirement 2015 Fund Option	40,753,760	43,078,717
Target Retirement 2020 Fund Option	146,136,533	150,145,161
Target Retirement 2025 Fund Option	257,341,329	229,847,533
Target Retirement 2030 Fund Option	256,380,245	223,127,120
Target Retirement 2035 Fund Option	262,725,635	226,481,201
Target Retirement 2040 Fund Option	199,704,290	167,062,134
Target Retirement 2045 Fund Option	139,996,449	117,118,652
Target Retirement 2050 Fund Option	166,367,899	125,756,928

Vanguard Long Term Bond Index Fund Option - This option is a publicly traded mutual fund that seeks to match the performance of the Barclays Capital U.S. Long Government/Credit Float Adjusted Bond Index.	61,928,249	40,665,768

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

3.                          PARTICIPANT INVESTMENT OPTIONS (continued)

	2020	2019
Fresenius Company Stock Fund Option - This option invests in Fresenius Medical Care AG & Co. KGaA company stock and cash. This option was frozen as of June 15, 2015.	49,429,689	50,776,742

Brokerage Link - This investment option allows participants to establish a plan level brokerage account with Charles Schwab for the opportunity to invest in common stocks, mutual funds, corporate bonds and other securities.	44,245,186	39,511,540

Interest-Bearing Cash — This option automatically sweeps uninvested cash into a deposit account where it earns interest.	9,273,387	—

Total	$3,306,709,748	$2,896,060,747

4.                          STABLE VALUE SEPARATE ACCOUNT

The Plan provides a stable value separate account option to participants, referred to as the “MassMutual Stable Value Separate Account”, consisting of an investment in an underlying guaranteed investment contract. This fund option is designed to provide a guaranteed rate of return with crediting interest rates that reset on a quarterly basis. The Plan has entered into a group annuity contract with Massachusetts Mutual Life Insurance Company (“MassMutual”), whereby deposits made by the Plan to the contract are maintained in an account separate from MassMutual’s general investment account thereby insulating the account from liability arising out of other business activities conducted by MassMutual. The separate account invests in a diversified portfolio of fixed income securities, including corporate, mortgage backed, and government and agency bonds and may include derivative instruments. At December 31, 2020, the contract value of the Plan’s investment in the contract was $716,830,615. At December 31, 2019, the contract value of the Plan’s investment in the contract was $619,765,461.

The stable value separate account is considered fully benefit-responsive whereby participants are permitted to make withdrawals at contract value for benefit payments, loans or transfers to other investment options.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

4.              STABLE VALUE SEPARATE ACCOUNT (continued)

If one of the following conditions was present it would limit the Plan’s ability to conduct transactions at contract value.

1)             Complete or partial termination of the Plan as notified by the Contractholder/Plan sponsor,

2)             Complete or partial termination of the Separate Account Guaranteed Investment Contract (SAGIC), as notified by the Contractholder/Plan sponsor,

3)             Determination by IRS that the Plan no longer meets Code Section 401(a),

4)             Breach of the SAGIC Contract by the Contractholder with inability to cure within 15 business days of breach.

5)             Market Value Event withdrawals, including but not limited to:

•                  Plan’s establishment, activation or material change to a Plan investment fund; change in regulation that will have a material adverse financial effect on MassMutual in the context of the SAGIC Agreement,

•                  Removal or transfer of a group of employees from the Plan due to layoff, merger, early retirement package, sale or discontinuance of all or any part of the Plan sponsor’s or Affiliated Employer’s business, etc.

•                  Employer directed transfer of assets from the SAGIC to any other fund.

None of the above conditions were present as of the date of these financial statements.

The Plan administrator does not believe that any events that would limit the Plan’s ability to transact at contract value with the Plan participants are probable of occurring.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

5.                          FAIR VALUE MEASUREMENTS

Under U.S. GAAP, fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  A fair value hierarchy has been established under U.S. GAAP that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are as follows:

Level 1	Observable inputs based on unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2

Inputs for assets or liabilities, other than quoted prices included in Level 1, which are either directly or indirectly observable as of the measurement date. Inputs include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; and inputs derived principally from or corroborated by observable market data by correlation or other means.

Level 3

Unobservable inputs where there is little or no market activity for the assets or liabilities. These inputs reflect Plan management’s assumptions of the data market participants would use in pricing an asset or liability, based on the best information available in the circumstances.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

5.                          FAIR VALUE MEASUREMENTS (continued)

Following is a description of the valuation methodologies used for Plan assets measured at fair value at December 31, 2020 and 2019.

Fresenius Medical Care AG & Co. KGaA shares  -  The Plan’s investment in shares of Fresenius Medical Care AG & Co. KGaA (the parent company of the Plan sponsor), which trade on the New York Stock Exchange in the form of American Depository Receipts (ADRs), is valued at the share’s closing price on the last business day of the Plan year.

Mutual Funds - Shares of mutual funds are valued at quoted market prices, which represent the net asset value (NAV) of the shares held by the Plan at year end.

Brokerage Link - Included in the brokerage link account are common stocks and corporate bonds. Common stocks are valued at end of year quoted prices on the market on which the individual securities are traded. Certain corporate bonds are valued at the closing price on the market on which the bonds are traded.  Corporate bonds traded in the over-the-counter market are valued at the average of the last reported bid and asked prices.

Interest-bearing Cash — This investment is valued at historical cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

5.                          FAIR VALUE MEASUREMENTS (continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2020 and 2019:

	December 31, 2020
	Level 1	Level 2	Level 3	Total
Mutual Funds	$60,136,178	$—	$—	$60,136,178
Fresenius Medical
Care AG & Co KGaA- Shares	48,046,726	—	—	48,046,726
Brokerage Link(a)	44,123,365	121,821	—	44,245,186
Interest - bearing Cash	9,273,387	—	—	9,273,387
Total Investments at Fair value	$161,579,656	$121,821	$—	161,701,477
Total Investments at Net Asset Value*				2,428,177,656
Total Investments				$2,589,879,133

	December 31, 2019
	Level 1	Level 2	Level 3	Total
Mutual Funds	$40,522,365	$—	$—	$40,522,365
Fresenius Medical
Care AG & Co KGaA- Shares	49,552,039	—	—	49,552,039
Brokerage Link(a)	39,360,187	151,353	—	39,511,540
Total Investments at Fair value	$129,434,591	$151,353	$—	129,585,944
Total Investments at Net Asset Value*				2,146,709,342
Total Investments				$2,276,295,286

* In accordance with subtopic 820-10, certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

5.                          FAIR VALUE MEASUREMENTS (continued)

(a) - Investments in brokerage accounts of Plan participants choosing the “Brokerage Link” investment option. Such investments consist of a variety of classes of common stocks, mutual funds, corporate bonds and other investments as directed by Plan participants.

For the year ended December 31, 2020, there were no transfers among Levels 1, 2 or 3.

The following table for December 31, 2020 and 2019 sets forth a summary of the Plan’s investments with a reported NAV.

				Other	Redemption
	Fair Value	Fair Value	Redemption	Redemption	Notice
Investments	December 31, 2020*	December 31, 2019*	Frequency	Restrictions	Period
Equity Index Fund	$1,154,213,049	$1,043,395,007	Daily	None	None

Russell 2000 Index Fund	262,343,346	224,639,751	Daily	None	None

Mid Capitalization	285,655,269	249,213,631	Daily	None	None
Equity Index Fund

U.S. Debt Index Fund	230,596,739	215,360,397	Daily	None	None

BlackRock MSCI ACWI ex-	352,271,241	301,440,220	Daily	None	None
U.S. Index Fund

U.S. Treasury Inflation	23,712,751	16,641,266	Daily	None	None
Protection Securities Fund

Emerging Markets Index	116,210,227	94,650,966	Daily	None	None
Non-Lendable Fund

BlackRock Short Term	3,175,034	1,368,104	Daily	None	None
Investment Fund

Total	$2,428,177,656	$2,146,709,342

* The fair value of the investments has been estimated using the net asset value of the investment as a practical expedient.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

6.                          NOTES RECEIVABLE FROM PARTICIPANTS

Participants may at any time borrow up to 50% (but not more than $50,000) of their vested account balances with a minimum loan amount of $500. Such loans are secured by the participants’ account balances. The loans bear a reasonable rate of interest ranging from 4.25% to 7.25% per annum as of December 31, 2020 and 2019, and generally must be repaid in equal payments in five years or less. A longer repayment period may be allowed for loans granted to purchase a primary residence. In addition, participants borrow from their vested account balance. Plan participants are a party in interest and these transactions are exempt from the prohibited transaction rules. Under the CARES Act, for plan loans made to qualified individuals from March 27, 2020 to September 22, 2020, the limit was increased to up to   100% of their vested balance (but not more than $100,000). A longer repayment period may be allowed for loans granted to, or held by, qualified individuals.

7.                          RELATED PARTY TRANSACTIONS

The Plan invests in collective investment funds offered and managed by BlackRock Institutional Trust Company N.A. (“BlackRock”).  BlackRock charged the Plan investment management fees of $745,442 in 2020, of which $202,417 and $196,804 was payable as of December 31, 2020 and 2019, respectively.

Wells Fargo Institutional Retirement and Trust, the trustee and recordkeeper of the Plan, charged the Plan $1,683,290 in 2020, for recordkeeping services. As of December 31, 2020 and 2019, the Plan had amounts payable for these services of $424,824 and $413,234, respectively.

The Plan invests in the Wells Fargo Money Market Fund. Transactions in such investments are considered party-in-interest transactions as defined by ERISA but are exempt from the prohibited transaction rules.

The Plan invests in shares of Fresenius Medical Care AG & Co. KGaA, the parent company of the Plan Sponsor. Transactions in such investments are considered party-in-interest transactions as defined by ERISA but are exempt from the prohibited transaction rules.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

8.                          RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net addition amounts per the financial statements to Form 5500 for the year ended December 31, 2020.

Net additions per statement of changes in net assets available for benefits per the financial statements	$441,488,816

Transfers in from other plans per statement of changes in net assets available for benefits per the financial statements	(1,440,253)

Net income per Form 5500	$440,048,563

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

9.         TAX STATUS OF THE PLAN

The Internal Revenue Service, by letter dated April 30, 2015, determined that the Plan constitutes a qualified trust under Section 401(a) of the Internal Revenue Code (the “Code”) and is, therefore, considered to be exempt from Federal income taxes under the provisions of Section 501(a).  The Plan has been amended since receiving the determination letter, however, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the tax authorities.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020 and 2019, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.  The Plan is subject to routine audits by the tax authorities; however, there are currently no audits for any tax periods in progress.  In addition, there are no tax related interest or penalties for the periods presented in these financial statements.

10.      RISKS AND UNCERTAINTIES

The Plan provides for various investment options in any combination of collective investment funds, stable value separate account, mutual funds and shares of Fresenius Medical Care AG & Co. KGaA. Additionally, Plan participants can invest in a wide array of securities through a plan level brokerage account.  Such investments are exposed to various risks, such as interest rate, market, and credit risks. Due to such risks, it is at least reasonably possible that changes in market values, interest rates or other factors in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

The 2019 Novel coronavirus (or “COVID-19”) has adversely affected economic activity globally, nationally and locally. Following the COVID-19 outbreak in March 2020, the financial markets have experienced significant volatility, therefore affecting the values of investment securities. These economic and market conditions and other effects of the COVID-19 outbreak may continue to cause volatility. The extent of any adverse impact of the COVID-19 outbreak on the Plan’s participants’ account balances and the amounts reported in the 2020 statement of net assets available for benefits cannot be predicted at this time.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

11.      TRANSFERS FROM/TO OTHER PLANS

In December 2020, the assets of the MedSpring of Texas 401(k) Plan, were merged into the Plan. The total amount of $1,440,253 is reflected as transfers on the statement of changes in net assets available for benefits. During 2020, there were no transfers to other plans.

12.          SUBSEQUENT EVENTS

The Company has evaluated subsequent events occurring from the date of the financial statements through June 28, 2021, the date that these financial statements were available to be issued.

There were no subsequent events which require an adjustment to or disclosure in these financial statements.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

I.D. NO. - 04-2835488

PLAN NO. - 002

FORM 5500, SCHEDULE H, PART IV, LINE 4i -

SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

DECEMBER 31, 2020

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer	Description	Cost	Current Value

	Collective Investment Funds -

*	BlackRock Institutional Trust Company N.A.:
	Equity Index Fund F	15,495,690 Units	**	$1,154,213,049
	Russell 2000 Index Fund F	4,206,343 Units	**	262,343,346
	Mid Capitalization Equity Index Fund F	2,526,451 Units	**	285,655,269
	U.S. Debt Index Fund F	6,328,880 Units	**	230,596,739
	BlackRock MSCI ACWI ex - U.S. Index Fund F	11,142,637 Units	**	352,271,241
	U.S. Treasury Inflation Protected Securities Fund F	962,016 Units	**	23,712,751
	Emerging Markets Index Non-Lendable Fund F	7,836,857 Units	**	116,210,227
	Short Term Investment Fund	1,976,329 Units		3,175,034
				2,428,177,656

*	Fresenius Medical Care AG & Co. KGaA	1,156,081 Shares (ADRs)	**	48,046,726

	Mutual Funds -
	Vanguard Long Term Bond Index Fund	547,789 Shares	**	58,753,215
*	Wells Fargo Money Market Fund	1,382,963 Shares	**	1,382,963
				60,136,178

	Interest-Bearing Cash	9,273,387 Units		9,273,387

	MassMutual Stable Value Separate Account	Group annuity contract	**	716,830,615

	Brokerage Link	Brokerage accounts	**	44,245,186

*	Notes Receivable from Participants	Interest range of 4.25%-7.25%	—	106,445,616

	Total			$3,413,155,364

*	-	denotes a party-in-interest as defined by ERISA
**	-	participant directed

SEE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Fresenius Medical Care North America 401(k) Savings Plan

Date	June 28, 2021	By:	/s/ Mark Fawcett
Mark Fawcett, Member of the Administrative Committee

EXHIBIT INDEX

Exhibit No.	Description of Exhibit	Internal Page No.	Sequential Page No.

23.1	Consent of WithumSmith+Brown, PC	26	29